Exhibit 99.1

Golden Star Announces Preliminary Third Quarter 2013 Production Results

Toronto, ON – October 3, 2013 – Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) today announced its preliminary production results for its Bogoso/Prestea and Wassa/HBB operations for the three month period ended September 30, 2013.

In the third quarter of 2013, the Company sold a total of 88,915 ounces of gold at an average realized price of USD$1,329 per ounce. Third quarter production marks three consecutive quarters of consolidated production growth for Golden Star.

•	Bogoso/Prestea operations sold 44,085 ounces of gold for the third quarter.

•	Wassa/HBB operations sold 44,830 ounces of gold for the third quarter.

Year-to-date, the Company has sold 255,366 ounces of gold.

As of September 30, 2013, the Company had a cash balance of $67 million and additional available cash resources of $40 million from the undrawn portion of the Ecobank term loan facility.

Sam Coetzer, President and CEO of Golden Star, commented: “I am very encouraged with our mines’ performance during the third quarter of 2013. Production from the Bogoso Mine has increased quarter over quarter since the first quarter of 2013 due to increased processing throughput. Low cost gold production from the tailings reclaim facility, which we commissioned in July, partially replaced production from the now suspended Pampe pit and this facility is expected to continue to contribute positively to Bogoso’s production results. Progress on the betterment stripping at Chujah and Bogoso North has been solid and from the fourth quarter of 2013 onwards, the stripping ratios of these pits are expected to decline, resulting in a decrease of costs going forward. The Wassa operations performed to plan. With the investments the Company has made into drilling the Wassa main pit, the Father Brown pit and the processing plant, the Wassa operations are demonstrating good results. Consolidated annual production is trending to the high end of guidance and we are confident that the results of this quarter underscore the operational transformation of the Company.”

The Company plans to release its third quarter 2013 financial results on Monday November 4, 2013, before market open. Management will be hosting a call on that date at 10:00 AM EST.

Company profile

Golden Star holds a 90% equity interest in Golden Star (Bogoso/Prestea) Limited and Golden Star (Wassa) Limited, which respectively own the Bogoso/Prestea and Wassa/HBB open-pit gold mines in Ghana. In addition, Golden Star has a 90% interest in the Prestea Underground mine in Ghana. Golden Star also holds gold exploration interests elsewhere in Ghana, in other parts of West Africa and in Brazil in South America. Golden Star has approximately 259 million shares outstanding.

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Statements regarding forward-looking information:

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. Such statements include comments regarding: the Company’s expectations regarding it achievement of 2013 gold production guidance; the impact of the tailings reclaim facility on our Bogoso production and expected declines in stripping ratios and costs at Bogoso. Factors that could cause actual results to differ materially include timing of and unexpected events at the Wassa and Bogoso processing plants; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, mining or processing issues; changes in U.S. and Canadian securities markets; and fluctuations in gold price and costs and general economic conditions. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Form 10-K for 2012. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

For further information, please contact:

Golden Star Resources Ltd.

Jeff Swinoga

Executive Vice President and Chief Financial Officer

+1 416-583-3803

Angela Parr

Director, Investor Relations and Corporate Affairs

+1 416-583-3815

The Capital Lab, Inc.

Belinda Labatte

+1 647-427-0208

investor@gsr.com

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